

Mail Stop 7010

April 4, 2007

via U.S. mail and facsimile

James A.C. Kennedy
Chief Executive Officer and President
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

> **RE: T. Rowe Price Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 8, 2007**
> **File No. 33-07012-99**

Dear Mr. Kennedy:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 14

1. We note your statement on page 7 that "revenues are dependent on the value and composition of the assets under our management…" As such, please include a detailed discussion of the value and composition of your assets under management, including the impact the value and composition of the assets under management is having on your revenues. Furthermore, please consider providing a rollforward of your assets under management for each period presented, addressing items such as new investments, redemption of investments, reinvested distributions, distributions, appreciation, acquisitions, etc. In connection with the rollforward, please include an analysis of any material variances between periods and explain any material redemptions.

2. In future filings, please quantify increases in bonus compensation and base salary increases, which appear to be the primary explanations for the increases in compensation expense and overall operating expenses.

3. In future filings, please ensure that you include a discussion of the impact newly issued but not yet adopted standards will have on your consolidated financial statements in accordance with SAB Topic 11:M. Examples may include SFAS 157, FIN 48, EITF 04-5, etc.

Critical Accounting Policies, page 17

4. In future filings, please disclose how you concluded it is appropriate to test goodwill for impairment at a consolidated level. Please ensure your disclosure demonstrates compliance with the guidance in paragraph 30 of SFAS 142 and EITF Topic D-101. Please provide us with the disclosure you intend to include in future filings.

5. In future filings, please include a sensitivity analysis of the material assumptions used to estimate the fair value of your stock options. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

6. In future filings, please disclose the amount of adjustments to previous estimates of your income tax expense, if material. Refer to paragraph 22 of SFAS 154 for guidance.

Consolidated Statements of Income, page 22

7. In future filings, please separately present administrative fees from other income.

Consolidated Statements of Cash Flows, page 23

8. In future filings, please either disclose on the face of this statement or in the accompanying footnotes the components of "other changes in assets and liabilities." Otherwise, please tell us how your current presentation complies with paragraph 29 of SFAS 95.

Summary of Significant Accounting Policies, page 25

Investments, page 25

9. Please tell us and revise your disclosure in future filings to state how you estimate the fair value of your investments in sponsored mutual funds. You should also disclose the percentage by which the fair values of your investments in sponsored mutual funds are estimated by methods other than using quoted market prices. Finally, if a material amount of your investments are estimated other than with quoted market prices, please tell us why you have not included the fair value of your investments as a critical accounting estimate. If you subsequently determine that the fair value of your investments is a critical accounting estimate, please provide us with the disclosure you intend to include in future filings.

Note 11 – Other Disclosures, page 32

10. We note that you have concluded, "it is unlikely that pending claims will have a material adverse effect on our financial position or results of operations." The language you use to describe loss contingencies is not contemplated by SFAS 5. Please revise your disclosure in future filings to clarify whether you believe it is probable, reasonably possible or remote that losses could be material. We caution you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Please provide us with the disclosure you intend to include in future filings. Refer to SFAS 5 for guidance.

11. We note your discussion in Item 3 on page 12 of the purported class action that is currently active. Please tell us why you have not included disclosure for this class action in your audited footnote disclosure in accordance with paragraph 10 of SFAS 5. If you determine that you will include disclosure for this matter in future filings, please provide us with the disclosure you intend to include.

Item 9A. Controls and Procedures, page 33

12. We note your statement that your principal executive and principal financial officers
concluded that your disclosure controls and procedures "are designed to provide
reasonable assurance that the information required to be disclosed by us in the reports
that we file or submit under the Securities Exchange Act of 1934, including this Form
10-K annual report, is appropriately recorded, processed, summarized and reported
within the time periods specified by the Securities and Exchange Commission."
Please confirm to us and revise in future filings your disclosure to clarify, if true, that
your officers concluded that your disclosure controls and procedures are effective at
the reasonable assurance level to ensure that information required to be disclosed by
you in the reports that you file or submit under the Exchange Act is recorded,
processed, summarized and reported, within the time periods specified in the
Commission's rules and forms and to ensure that information required to be disclosed
by an issuer in the reports that it files or submits under the Exchange Act is
accumulated and communicated to your management, including its principal
executive and principal financial officers, or persons performing similar functions, as
appropriate to allow timely decisions regarding required disclosure. Otherwise,
please simply conclude that your disclosure controls and procedures are effective or
ineffective at the reasonable assurance level, whichever the case may be.

Exhibits 31(i).1 and 31(i).2

13. In future filings, please ensure the language included in your certifications required
under section 302 of the Sarbanes-Oxley Act conforms to the language per Release
No. 33-8238. Specifically, refer to the phrase, "most recent fiscal quarter (the
registrant's fourth fiscal quarter in the case of an annual report)," in item 4.d. and the
phrase, "(or persons performing the equivalent functions)," in item 5.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief